Exhibit (a)(5)(M)
Discussion Materials April 21, 2009 Strictly Private & Confidential PROJECT FAIRWAY

Disclaimer PROJECT FAIRWAY The following discussion materials are highly confidential and constitute privileged information. These materials are intended only for the Directors of the Special Committee (the "Special Committee") of the Board of Directors of Cox Radio, Inc. ("Cox Radio" or the "Company"), in evaluating the proposed transaction described herein involving Cox Media Group, Inc. ("Media"), a wholly owned subsidiary of Cox Enterprises, Inc. ("Enterprises") and Cox Radio and were not prepared with a view to public disclosure or to conform with any disclosure standards under applicable securities laws or otherwise. These materials may not be copied, reproduced, distributed or shared with any other persons for any reason without the explicit written permission of Gleacher Partners LLC ("Gleacher"), except as required by law. These materials are not intended to provide the sole basis for evaluating the proposed transaction with Cox Radio, do not purport to contain all information that may be required for any such evaluation and should not be considered a recommendation with respect to any transaction. In addition, these materials are not complete without the accompanying oral discussion. No single analysis contained herein can be deemed more or less important than any other analysis and these analyses must be considered, in their totality, with the oral discussion. These materials have been prepared by relying, with Cox Radio's agreement, on information provided by or otherwise made available to us by Cox Radio and public sources and through discussions with members of Cox Radio senior management concerning the business and financial condition, earnings, cash flow, assets, liabilities and prospects of Cox Radio as a whole. In particular, financial projections have been based upon management's current best estimates on the Company's future operating performance. We have assumed and relied on the accuracy and completeness of all such information and on the reasonable preparation, based on the best currently available information, of any assumptions or forecasts, in each case supplied or otherwise made available to us by Cox Radio. Neither Gleacher nor any of its officers, directors, employees, affiliates, advisors, agents or representatives represents or warrants the accuracy or completeness of any of the material set forth herein, and, in particular, no representation or warranty is or can be made as to the accuracy and achievability of any such projections or estimates. We have not assumed responsibility for independently verifying any such information nor undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Cox Radio or any other entity.

Discussion Materials On April 19, 2009, the Cox Radio Board of Directors adopted a resolution by unanimous written consent clarifying the Special Committee's authority to negotiate with Enterprises and Media with respect to the terms of the Offer, including the Offer Price. Gleacher has been asked by the Special Committee to negotiate on its behalf with Enterprises and Media and their advisors Gleacher still believes that the $3.80 per share offer dated March, 23, 2009 is fair from a financial point of view for Cox Radio shareholders. However, given current trading prices, Enterprises extended the Tender Offer on April 20, 2009 for an additional 10-day period in order to try to meet the majority of the minority condition For the purposes of this meeting, we present the following: Historic share price performance before and after the launch of the Tender Offer Implied offer price based on premiums paid in other minority interest transactions Executive Summary

Discussion Materials Historical Trading Analysis(1) (1) Source: Bloomberg. (2) 16,743,836 Class A Shares outstanding are not already beneficially owned by Cox Enterprises. Presentation to Special Committee on 04/01/09. First day of trading after release of 14D-9 with Special Committee's recommendation on 04/06/09. First day of trading after release of Amendment No. 1 to the 14D-9 on 04/20/09. (3) Volume in thousands. Historical Trading Analysis Prior to Tender Offer Trading Analysis Post Tender Offer(2) (3)

Discussion Materials Minority Interest Premiums Paid Analysis(1) (1) See Appendix for details. (2) Premium calculated using the initial offer price and the one day and four weeks prior to the initial offer. (3) Premium calculated using the final offer price and the one day and four weeks prior to the initial offer. Representative Final Offer Premiums(3) Representative Initial Offer Premiums(2) Implied Price Per Share All Completed All Completed

Appendix

Minority Interest Premiums Paid Analysis[1]

Representative Premiums Paid

				% Owned	Offer per Share		Initial Offer Premium to Prior		Final Offer Premium to Prior		Special Committee		
Ann. Date	Status	Target	Acquiror	Prior to Offer	Initial	Final	1-Day	4-Week	1-Day	4-Week	Formed	Response[2]	Approval Required
03/25/09	Pend.	Hearst-Argyle Television	Hearst Corp.	82%	$4.00	NA	91%	144%	91%[3]	144%[3]	Yes	NA	No
10/22/08	Canc.	Buckeye GP Holdings	ArcLight and Kelso & Co.	62%	17.00	17.50	19%	11%	22%	14%	Yes	Rejected	Yes
10/23/07	Compl.	Waste Industries USA	Mgmt., Macquarie & GS	51%	36.75	38.00	29%	27%	33%	31%	Yes	Approved	Yes
08/24/07	Canc.	Hearst-Argyle Television	Hearst Corp.	73%	23.50	23.50	15%	12%	15%	12%	Yes	Rejected	No
07/18/07	Compl.	Alfa Corp.	The Mutual Group	55%	17.60	22.00	16%	9%	45%	36%	Yes	Approved	Yes
02/23/07	Compl.	Great American Financial Res.	American Financial Group	81%	23.50	24.50	8%	7%	13%	11%	Yes	Approved	Yes
10/09/06	Compl.	NetRatings	VNU Group BV	60%	16.00	21.00	10%	11%	44%	46%	Yes	Approved	Yes
03/17/06	Compl.	William Lyon Homes	General William Lyon	72%	93.00	109.00	23%	8%	44%	27%	Yes	Approved	No
03/21/06	Compl.	Erie Family Life Insurance Co[4]	Erie Indemnity	75%	32.00	32.00	7%	21%	7%	21%	No	NA	No
09/01/05	Compl.	7-Eleven, Inc.	Seven-Eleven Japan Co.	73%	32.50	37.50	15%	(1%)	32%	14%	Yes	Approved	No
04/27/05	Canc.	William Lyon Homes	General William Lyon	75%	82.00	82.00	9%	7%	9%	7%	Yes	Rejected	Yes
04/14/05	Compl.	Rubicon Medical Corp[5]	Boston Scientific	54%	2.94	2.94	95%	147%	95%	147%	No	NA	No
02/20/04	Canc.	Johnson Outdoors[6]	The Johnson Family	53%	18.00	20.10	6%	13%	19%	26%	Yes	Approved	Yes
			Mean[7]	67%			21%	23%	31%	33%			
			Median[7]	72%			15%	11%	27%	24%			
			High	82%			95%	147%	95%	147%			
			Low	51%			6%	(1%)	7%	7%			

(1) Source: Company filings. Criteria includes US-based targets in minority transaction deals (tender offers and mergers) since 01/01/04. Consideration paid in all cash. Also excludes deals whereby a third party acquires a majority shareholding from a current majority shareholder that triggers an immediate tender offer for the minority shares. Excludes the acquisition of Eon Labs by Novartis and the acquisition of Genencor by Danisco due to a third party acquiring a significant stake prior to launching a tender offer.
(2) Responses marked "NA" when the Special Committee was not formed or has recently been formed and hence no response was or has been given.
(3) Figures represent initial offer to prior 1-day and 4-week closing prices. Included for comparative purposes.
(4) All of the Erie Family Life Insurance Directors were deemed non-independent and hence no Special Committee was formed.
(5) Boston Scientific exercised its option to acquire 50% of the outstanding stock from company management which triggered a mandatory offer for the remaining shares.
(6) The Johnson Outdoors tender offer required the affirmative vote of two-thirds of the Class A votes not held by members of the Johnson Family.
(7) Mean and median calculations for initial offer premiums and final offer premiums exclude Hearst's 03/25/09 offer for Hearst-Argyle Television.

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